Exhibit 99.1

PARAGON SHIPPING INC.

15 Karamanli Ave.

166 73, Voula, Greece

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 26, 2016

To the Shareholders of Paragon Shipping Inc.:

A Special Meeting of Shareholders (the “Special Meeting”) of Paragon Shipping Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “Paragon”) will be held on January 26, 2016 at the principal executive offices of Paragon Shipping Inc. at 15 Karamanli Ave., 166 73, Voula, Greece, at 12:00 pm Greek time/5:00 am Eastern Standard Time. The purpose of the Special Meeting is as follows:

1.	To grant discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock ratios within the range from 1-for-2 up to 1-for-50 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-50, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Special Meeting.

Our Board of Directors has fixed the close of business on December 14, 2015 as the record date for determining those shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof.

Whether or not you expect to be present, please sign, date and return the enclosed proxy card in the pre-addressed envelope provided for that purpose as promptly as possible. No postage is required if mailed in the United States.

By Order of the Board of Directors,

Aikaterini Stoupa
Secretary

Voula, Greece

December 24, 2015

All shareholders are invited to attend the Special Meeting in person. Those shareholders who are unable to attend are respectfully urged to execute and return the proxy card enclosed with this Proxy Statement as promptly as possible. Shareholders who execute a proxy card may nevertheless attend the Special Meeting, revoke their proxy and vote their shares in person. “Street name” shareholders who wish to vote their shares in person will need to obtain a voting instruction form from the brokers or nominees in whose name their shares are registered.